
September 21, 2023

Benjamin S. Miller
Chief Executive Officer
Fundrise Growth eREIT III, LLC
11 Dupont Circle NW
9th Floor
Washington, D.C. 20036

> **Re: Fundrise Growth eREIT III, LLC**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Response dated September 1, 2023**
> **File No. 024-12267**

Dear Benjamin S. Miller:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2023 letter.

Amendment No.1 to Offering Statement on Form 1-A filed on July 18, 2023

Our Investments, page 83

1.   Please tell us how you determined that it was appropriate to account for your 51% non-controlling member interest in SW4 JV LP under the equity method and cite relevant accounting literature.

General

2.   Please note that we have referred your response to prior comment 2 to the Division of Investment Management and may have further comments.

You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Schonberger